SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                              Kaneb Services, Inc.
                     --------------------------------------
                     --------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                     --------------------------------------
                     --------------------------------------
                         (Title of Class of Securities)

                                   484170 10 5
                     --------------------------------------
                     --------------------------------------
                                 (CUSIP Number)

                                 John R. Barnes
                            c/o Kaneb Services, Inc.
                          2435 North Central Expressway
                              Richardson, TX 75080
                                  972-699-4000
                     --------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 16, 2001
                     --------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

                                   -----------

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------- -----------------------------------------------------------------------

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                  John R. Barnes

-------- -----------------------------------------------------------------------


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                     (a)
                                                                     (b) X

-------- -----------------------------------------------------------------------

   3     SEC USE ONLY



-------- -----------------------------------------------------------------------

   4     SOURCE OF FUNDS *

                  PF; OO

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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)



-------- -----------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA

------------------------- ------- ----------------------------------------------

                            7
                                  SOLE VOTING POWER                    450,893

       NUMBER OF          ------- ----------------------------------------------
         SHARES
      BENEFICIALLY          8
        OWNED BY                  SHARED VOTING POWER                1,220,668
          EACH
       REPORTING          ------- ----------------------------------------------
         PERSON
          WITH              9
                                  SOLE DISPOSITIVE POWER               513,669

                          ------- ----------------------------------------------

                            10

                                  SHARED DISPOSITIVE POWER           1,220,668

------------------------- ------- ----------------------------------------------
-------- -----------------------------------------------------------------------
  11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  1,734,337

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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *


-------- -----------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                  5.27%

-------- -----------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON *


                  IN
-------- -----------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, no par value, of Kaneb Services, Inc. ("Common Stock"). The principal executive offices of Kaneb Services, Inc. are located at 2435 North Central Expressway, Richardson, TX 75080.

Item 2.  Identity and Background.

---------- ---------------------------------------------------- ----------------------------------------------------
1.         (a)      Name:                                       John R. Barnes
---------- ---------------------------------------------------- ----------------------------------------------------
---------- ---------------------------------------------------- ----------------------------------------------------
           (b)      Business Address:                           2435 North Central Expressway, Richardson, TX 75080
---------- ---------------------------------------------------- ----------------------------------------------------
---------- ---------------------------------------------------- ----------------------------------------------------
           (c)      Principal Occupation:                       Chairman, President and Chief Executive Officer of
                                                                Kaneb Services, Inc.
---------- ---------------------------------------------------- ----------------------------------------------------
---------- ---------------------------------------------------- ----------------------------------------------------
           (d)      Criminal Convictions:                       None
---------- ---------------------------------------------------- ----------------------------------------------------
---------- ---------------------------------------------------- ----------------------------------------------------
           (e)      Civil Proceedings:                          None
---------- ---------------------------------------------------- ----------------------------------------------------
---------- ---------------------------------------------------- ----------------------------------------------------
           (f)      Citizenship:                                USA
---------- ---------------------------------------------------- ----------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

     Beneficial ownership of the Common Stock to which this statement relates was acquired by Mr. Barnes pursuant to various compensation arrangements with Kaneb Services, Inc., employee benefit plans of Kaneb Services, Inc., and from the personal funds of Mr. Barnes and his immediate family members.

Item 4.  Purpose of Transaction.

     The shares of Common Stock covered by this statement are being held for investment purposes. Depending on market and other conditions, Mr. Barnes may continue to hold the shares of Common Stock, acquire additional shares of Common Stock, or dispose of all or a portion of the shares of Common Stock he now owns or may hereafter acquire. Other than in his capacity as Chairman of the Board of Directors, President and Chief Executive Officer of Kaneb Services, Inc., Mr. Barnes has no plans which relate to or would result in:

(a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Kaneb Services, Inc. or any of its subsidiaries;

(b) a sale or transfer of a material amount of assets of Kaneb Services, Inc. or its subsidiaries;

(c) any change in the present board of directors or management of Kaneb Services, Inc., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) any material change in the present capitalization or dividend policy of Kaneb Services, Inc.;

(e) any other material change in Kaneb Services, Inc.'s business or corporate structure;

(f)  changes  in  Kaneb  Services,   Inc.'s   charter,   bylaws  or  instruments
     corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(g) causing a class of securities of Kaneb Services, Inc. to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)  a  class  of  equity   securities  of  the  issuer  becoming  eligible  for
     termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) Mr. Barnes beneficially owns an aggregate of 1,734,337 shares of Common Stock representing approximately 5.27% of the Common Stock outstanding as of June 16, 2001. This includes shares of Common Stock that Mr. Barnes has the right to acquire beneficial ownership of within 60 days and such shares have been included for purposes of computing the percentage of outstanding shares of Common Stock owned by Mr. Barnes. Any shares of Common Stock not outstanding and subject to options, warrants, rights or conversion privileges held by any person other than Mr. Barnes have not been included for purposes of computing the percentage of outstanding shares of Common Stock owned by Mr. Barnes.

(b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by Mr. Barnes, see rows 7-10 of the cover page above.

(c) Mr. Barnes acquired 613 shares of Common Stock within the last 60 days pursuant to routine acquisitions under the Kaneb Services, Inc. Saving Investment Plan. Mr. Barnes was granted a stock option several years ago to purchase 235,029 shares of Common Stock pursuant to the Kaneb Services, Inc. 1994 Stock Incentive Plan; this option will become exercisable 60 days from June 16, 2001.

(d) Of the 1,734,337 shares of Common Stock listed in Item 5(a), 1,283,444 shares of Common Stock are held in trusts in which certain other individuals have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock. No such interest relates to more than five percent of the issued and outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


     Of the 1,283,444 shares of Common Stock referenced in Item 5(d), which are included in Item 5(a), 962,776 of the shares are held in trusts settled for the benefit of Mr. Barnes's immediate family members in which Mr. Barnes acts as one of the investment advisors. The remaining 320,668 shares are also held in trusts settled for the benefit of Mr. Barnes' immediate family members; however, Mr. Barnes has the right to acquire beneficial ownership of the Common Stock in these trusts within 60 days.

     310,979 of the shares of Common Stock listed in Item 5(a) are subject to stock options granted to Mr. Barnes pursuant to the Kaneb Services, Inc. 1994 Stock Incentive Plan, which includes the 235,029 shares listed in Item 5(c).



Item 7.  Material to be Filed as Exhibits.

1. Kaneb Services, Inc. 1994 Stock Incentive Plan, filed as exhibit 4.12 to the exhibits of the Issuer's Form S-8 (File No. 333-54027), which exhibit is hereby incorporated by reference.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2001

                                               //s//
                              -------------------------------------------------
                                          John R. Barnes